Exhibit 12.1

Navistar International Corporation

Computation of Ratio of Earnings to Fixed Charges

The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K. The Ratio of Earnings to Fixed Charges is not calculated consistently with the fixed charge coverage ratios that may be required under certain covenants of the Company’s debt agreements. As of July 31, 2009, the Company was in compliance with its loan covenants.

	Nine Months Ended July 31,		Fiscal Year Ended October 31,
	2009	2008	2008	2007	2006	2005	2004
	(in millions)
Income (loss) before income tax (expense) benefit	250	496	$191	(73)	395	145	(35)
Minority interest in net income of subsidiaries	(7)	—	—	—	—	—	—
Interest expense(A)	194	342	456	493	418	300	219
Debt amortization expense	12	15	13	9	13	8	18
Interest portion of rent expense (33%)	13	13	17	17	15	15	13
Total earnings	462	866	677	446	841	468	215
Capitalized interest	1	5	5	7	6	1	1
Interest expense(A)	207	355	473	510	433	315	232
Debt amortization expense	12	15	13	9	13	8	18
Total fixed charges	220	375	491	526	452	324	251
Ratio of earnings to fixed charges	2.10x	2.31x	1.38x	—	1.86x	1.45x	—
Earnings shortfall	—	—	—	(80)	—	—	(36)

(A)	Excludes interest expense on income tax contingencies.